

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

Via E-mail
Mr. Jeffrey B. Johnson
Chief Accounting Officer
Scientific Games Corporation
750 Lexington Avenue
New York, NY 10022

> **Re:** **Scientific Games Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 000-13063**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results

Income Tax Expense, page 47

1.   We note your disclosure that your income tax expense is primarily attributable to taxes in your foreign jurisdictions. Tell us what consideration you gave to providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your

effective tax rate, then tell us what consideration was given to disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Consolidated Financial Statements

Note (1) Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page 79

2.   We note your disclosure that for multiple deliverable arrangements that include license branded property and services you allocate revenue based on relative selling price. Please tell us how you determine relative selling price (VSOE, TPE or ESP) and tell us what consideration you gave to providing disclosure of how relative selling price is determined. See ASC 605-25-30-2 and 605-25-50-2(e).

Note (2) Business and Geographic Segments, page 85

3.   We note that you have three reportable segments. We also note your disclosures on page 98 regarding the change in management authority structure including the change in designation of your CODM which resulted in you now having seven operating segments and therefore seven reporting units. Please tell us how you considered the change in reporting structure and the number of operating segments when determining that you still have three reportable segments. To the extent your operating segments have been aggregated, explain how you have applied the aggregation criteria in ASC 280-10-50-11. Separately, explain your consideration of the disclosure requirements in ASC 280-10-50-21.

Note (5) Basic Income Per Common Share and Diluted Income Per Common Share, page 95

4.   We note your disclosures that there are outstanding stock options and RSUs that could potentially dilute basic earnings per share. Tell us what consideration you gave to disclosing the number of potentially dilutive securities that were not included in the computation of diluted EPS because to do so would have been antidilutive. ASC 260-10-50-1.

Note (19) Income Tax Expense, page 127

5.   We note your disclosure on page 130 regarding earnings from foreign subsidiaries that are permanently reinvested. In your response to prior comment 5 of your letter dated December 13, 2011 you indicated that it was not practicable to determine the amount of the unrecognized deferred tax liability. Please revise your disclosure in future filings to include a statement that determination of the amount of the unrecognized deferred tax liability is not practicable. We refer you to ASC 740-30-50-2(c).

Mr. Jeffrey B. Johnson
Scientific Games Corporation
September 4, 2013
Page 3

Note (21) Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries, page 133

6.   Your disclosure indicates that the subsidiary guarantees are full and unconditional. We note that the related indenture agreements contain certain provisions under which the subsidiary guarantors shall be released from all obligations. Please tell us what consideration you gave to disclosing such release provisions to the full and unconditional guarantees in order to more accurately describe the qualifications to the subsidiary guarantors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief